SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Material Fact Amendment to the Advanced Purchase Agreement

São Paulo, April 5, 2017 - GOL Linhas Aéreas Inteligentes S.A., (NYSE: GOL and BM&FBOVESPA: GOLL4), Brazil's #1 airline, pursuant to Article 157, paragraph 4 of Law 6404/76 and CVM Instruction 358, of January 3, 2002, hereby informs its shareholders and the market in general that on April 5, 2017 GOL and Smiles S.A. (“Smiles”)  entered into an amendment (“Amendment”) to their Agreement for Advanced Purchase and Sale of Air Tickets (initially dated February 26, 2016).

Pursuant to the Amendment, the parties agreed to extend the term of the Agreement for Advanced Purchase and Sale of Air Tickets, and Smiles agreed to acquire up R$480 million in advance air tickets, to be disbursed by Smiles through July 31, 2018 in accordance with the terms and conditions of the Amendment.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Brazil’s largest airline, carrying 32mm p.a. on more than 700 daily flights to 63 destinations in Brazil and 11 destinations in South America and the Caribbean on a fleet of over 120 Boeing 737 aircraft, with a further 120 Boeing 737s on order. GOLLOG is a leading cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 14,000 highly skilled aviation professionals delivering Brazil’s top on-time performance, and an industry leading 16 year safety record.  GOL’s shares are traded on the NYSE (GOL) and the BM&FBOVESPA (GOLL4).

Forward Looking Statements

This press release includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting us. Many important factors, in addition to those discussed elsewhere in this investor update, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things general economic, political and business conditions in Brazil, South America and the Caribbean; the effects of global financial markets and economic crises; management’s expectations and estimates concerning our financial performance and financing plans and programs; our level of fixed obligations; our capital expenditure plans; our ability to obtain financing on acceptable terms; inflation and fluctuations in the exchange rate of the real; existing and future governmental regulations; increases in fuel costs, maintenance costs and insurance premiums; changes in market prices, customer demand and preferences, and competitive conditions; cyclical and seasonal fluctuations in our

1	GOL Linhas Aéreas Inteligentes S.A.

Material Fact Amendment to the Advanced Purchase Agreement

operating results; defects or mechanical problems with our aircraft; and our ability to successfully implement our strategy and developments in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.